
05040956



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WASH. D.C.
SECTION

SECURITI ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hakman & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Bayshore Hwy., Suite 720
(No. and Street)

Burlingame	CA	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. David Carr — (650) 348-1700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elwood Espina Ferrell LLP
(Name — *if individual, state last, first, middle name)*

100 No. El Camino Real	San Mateo	CA	94401
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, F. David Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hakman & Company, Incorporated, as of January 31, ~~19~~2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Principal. Executive Vice President.

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 23 March 2005

Notary Public



CAROLINE D'AQUINO
Commission # 1320939
Notary Public - California
San Mateo County
My Comm. Expires Sep 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-012
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Form X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Hakman & Company, Incorporated [13]

SEC FILE NO.: 8-25248 [14]

FIRM I.D. NO.: 2N-08148-C1 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1350 Bayshore Hwy., Suite 720 [20]
(No. and Street)

Burlingame [21] CA [22] 94010 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 02/01/04 [24]

AND ENDING (MM/DD/YY): 01/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: F. David Carr [30]

(Area Code)—Telephone No.: (650) 348-1700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [3] [3] [3] [3]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s by whom it is executed represent hereby that all information contained therein is true, co rect and complete. It is understood that all required items, statements, and schedules ar considered integral parts of this Form and that the submission of any amendment represent that all unamended items, statements and schedules remain true, correct and complet as previously submitted.

Dated the 23rd day of March 2005

Manual signatures of:

1) F. David Carr
Principal Executive Officer or Managing Partner

2) F. David Carr
Principal Financial Officer or Partner

3) F. David Carr
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Elwood Espina Ferrell LLP [70]

ADDRESS

100 No. El Camino Real [71]	San Mateo [72]	CA [73]	94401 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2005 and for the year then ended, and have reported thereon without qualification in our Independent Auditors' Report dated February 17, 2005. In accordance with auditing standards generally accepted in the United States of America, and as discussed in our engagement letter dated October 12, 2004, we reviewed the company's system of internal accounting controls to the extent we deemed necessary in establishing the scope of our examination. Although such a review does not necessarily cover all aspects of internal accounting controls and might not detect all weaknesses in the company's system, our review did not disclose any material inadequacies.

Elwood · Espina · Ferrell, LLP

February 17, 2005

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the accompanying statement of financial condition of Hakman & Company, Incorporated (a California corporation) as of January 31, 2005, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hakman & Company, Incorporated as of January 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elwood · Espina · Ferrell, LLP

February 17, 2005

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01-31-05 [99]
SEC FILE NO. 8-25248 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 4,882	200			$ 4,882	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	409	600	409	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	238,280	424				
E. Spot commodities		430			238,280	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	900	735	900	930
12. TOTAL ASSETS	$ 243,162	540	$ 1,309	740	$ 244,471	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	3,891 [1205]	[1385]	3,891 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 3,891 [1230]	$ [1450]	$ 3,891 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock 100,000 shares authorized; 1,266 shares outstanding		22,988 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		217,592 [1794]
E. Total		240,580 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 240,580 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 244,471 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/04 [3932] to 01/31/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	1,754,798	3995
9. Total revenue	$ 1,754,798	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	1,671,432	4100
16. Total expenses	$ 1,671,432	4200

NET INCOME

Item	Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 83,366	4210
18. Provision for Federal income taxes (for parent only)	20,400	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
22. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 62,966	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/04 to 01/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 173,419	4240
A. Net income (loss)			62,966	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	4,195	4270
Other comprehensive income - unrealized gain on investments, net of deferred taxes of $1,300				
2. Balance, end of period (From item 1800)			$ 240,580	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

Hakman and Company, Incorporated

Statement of Cash Flows

Year ended January 31, 2005	
Operating activities:	
Net income	$ 62,966
Adjustments to reconcile net income to net cash provided by operating activities –	
Realized loss on investments	825
Changes in operating assets and liabilities –	
Increase in tax refund receivable	(11)
Decrease in deferred tax benefit	200
Increase in income taxes payable	3,483
Net cash provided by operating activities	67,463
Net cash used in investing activities –	
Payments for purchase of investments	(104,830)
Net decrease in cash and cash equivalents	(37,367)
Cash and cash equivalents, beginning of year	42,249
Cash and cash equivalents, end of year	$ 4,882

Supplemental disclosures of cash flow information –	
Cash paid during the year for income taxes	$ 16,728
Noncash transaction -	
Unrealized gain on investments, net of deferred taxes of $1,300	$ 4,195

The accompanying notes are an integral part of this statement.



FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/05

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 240,580	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			240,580	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 240,580	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 1,309	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(1,309)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 239,271	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	36,248	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(36,248)	3740
10. Net Capital			$ 203,023	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)		$ 259	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12		$ 5,000	3760
14.	Excess net capital (line 10 less 13)		$ 198,023	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 202,634	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Sub-amount	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition		$ 3,891	3790
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$	3830
19.	Total aggregate indebtedness		$ 3,891	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)		% 1.92%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% 1.92%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B N/A

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess capital (line 10 less 24)	$	3910
26.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Hakman and Company, Incorporated

Reconciliation of Computation of Net Capital

January 31, 2005

No.		Net Capital Computation Audited	Net Capital Computation Unaudited	Audited Over/Under
1	Total ownership equity	$ 240,580	$ 240,580	$ -
6A	Nonallowable assets	(1,309)	(1,309)	-
16	A.I. Liabilities	3,891	3,891	-
		$ 243,162	$ 243,162	$ -



FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/05

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm Van Kasper & Co., Inc. [4335] .... X [4570]
   - D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		Total $	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2005 and have reported thereon without qualification in our report dated February 17, 2005. We have also made an examination to determine if the company paid the appropriate general assessment for the period from February 1, 2004 through January 31, 2005, in accordance with applicable instructions and forms provided by the Securities Investor Protection Corporation, and included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The company submitted only one General Assessment Payment Form (SIPC-4) during this year, which represented the period from February 1, 2004 through January 31, 2005. This form showed a General Assessment of $150. We have also determined that a General Assessment of only $150 was payable for the year ended January 31, 2005.

In our opinion, Hakman & Company, Incorporated has paid all amounts due the Securities Investor Protection Corporation for the year ended January 31, 2005.

Elwood · Espinin · Farrell, LLP

February 17, 2005



Hakman & Company, Incorporated

Notes to Financial Statements

Year ended January 31, 2005

1. **Nature of Business and Significant Accounting Policies**

Organization – Hakman & Company, Incorporated ("company") was incorporated on June 17, 1980 and subsequently registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company is engaged primarily in assisting in the private placement of securities and the sales of limited partnership interests for which it receives commissions.

The company is wholly owned by Hakman Capital Corporation ("HCC").

Method of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting, whereas the tax returns are filed on the cash basis.

Cash Equivalents – Cash equivalents represent all highly liquid debt instruments with original maturities of three months or less. Cash equivalents are included in other securities on the accompanying statement of financial condition.

Depreciation – The company uses accelerated methods of depreciation over useful lives of seven years for furniture and fixtures. Fully depreciated assets still in use were $40,451 at January 31, 2005.

Investment – Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses, determined using first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other income and expense.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences in the deduction of California franchise taxes, unrealized gains or losses on investments, operating loss carryovers, and capital loss carryovers. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.



Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments

The company holds warrants originally purchased for $1,650 to purchase 600 shares of common stock of the NASDAQ Stock Market, Inc. These warrants are carried at market value. In January, 2004, the company purchased an investment in a mutual fund, which is carried at market value.

Investments are classified as available-for-sale and consist of equity securities and are recorded at the aggregate fair value of $238,280 at January 31, 2005. Cost was $236,480 at January 31, 2005. Unrealized gains included in other expenses on the accompanying statement of income (loss) were $5,495 at January 31, 2005. Realized losses included in the statement of income (loss) were $825 for the year ended January 31, 2005.

3. Related Party Transactions

The company reimbursed HCC for certain overhead expenses amounting to $99,000 for the year ended January 31, 2005, which is included in other expenses on the accompanying statement of income (loss).

For the year ended January 31, 2005, the company paid commissions of $515,473 to F. David Carr ("FDC") and $534,542 to Hawthorn Health Partners, Inc. ("HHP"). FDC is an officer of the company. HHP is 15% owned by J. David Hakman, an officer of the company and an 80% owner of HCC. These amounts are included in other expenses on the accompanying statement of income (loss).

4. Taxes on Income

The provision for taxes on income for the year ended January 31, 2005 consisted of the following:

	Federal	State	Total
Currently payable	$ 13,371	$ 6,829	$ 20,200
Deferred taxes	600	900	1,500
Deferred taxes included in other comprehensive income	(800)	(500)	(1,300)
Total	$ 13,171	$ 7,229	$ 20,400



The provision for taxes on income differs from the amount that would be obtained by applying federal statutory rates to income before income taxes because no tax benefit has been provided for non-deductible expenses, the company is subject to state income taxes, and the separate calculations of the current and deferred provisions each consider the effect of graduated rates.

Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $900 for January 31, 2005. Deferred tax assets are individually classified as current and noncurrent based on their characteristics.

At January 31, 2005, there was a capital loss carryforward of approximately $1,400, which begins to expire in 2008.

